Contact

www.linkedin.com/in/joseph-pace-245a56160 (LinkedIn)

Joseph Pace

Producer/Writer, The Game Changers. Co-Founder, Game Changers Foundation. Executive Director, Game Changers Institute. Co-Founder/Creative Director, FYTA.

Canada

Experience

Game Changers Institute

Executive Director

March 2021 - Present (2 years 6 months)

California, United States

www.gamechangersinstitute.com

The Game Changers Institute (GCI) is an inclusive research, educational and advocacy platform that promotes plant-forward nutrition in order to help improve personal performance, advance public health, support social justice and protect the environment. GCI also serves as a science-based nexus for organizations, institutions, foundations and other stakeholders aligned with this mission.

Game Changers Foundation

Co-Founder

January 2020 - Present (3 years 8 months)

California, United States

The Game Changers

Producer, Writer

April 2012 - December 2019 (7 years 9 months)

California

www.gamechangersmovie.com

Directed by Oscar®-winning documentary filmmaker Louie Psihoyos and executive produced by James Cameron, Arnold Schwarzenegger, Jackie Chan, Lewis Hamilton, Novak Djokovic, and Chris Paul, The Game Changers tells the story of James Wilks — elite Special Forces trainer and The Ultimate Fighter winner — as he travels the world on a quest to uncover the optimal diet for human performance.

Showcasing elite athletes, special ops soldiers, visionary scientists, cultural icons, and everyday heroes, what James discovers permanently changes his understanding of food and his definition of true strength.

World Animal Protection Canada / Protection Mondiale des Animaux
Research Coordinator
September 2010 - September 2012 (2 years 1 month)
Toronto, Ontario, Canada

https://www.worldanimalprotection.ca/our-work/animals-farming/whats-your-plate

NutritionFacts.org
Outreach Director
August 2011 - August 2012 (1 year 1 month)
Tahoma Park, MD

www.nutritionfacts.org

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Education

University of Waterloo
Independent Studies, Nutrition, Health, Environment, Animal
Welfare · (September 1996 - June 2003)